News Release

Sustainable Growth

HARVEST OPERATIONS ANNOUNCES TENDER OFFER AND CONSENT SOLICITATION FOR 7⅞% SENIOR NOTES DUE 2011

Calgary, September 17, 2010 — Harvest Operations Corp (TSX: HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) announced today that it has commenced a cash tender offer (the “Tender Offer”) and consent solicitation (the “Consent Solicitation”) and together with the Tender Offer, (the “Offer”) for any and all of its $209.6 million aggregate principal amount of 7⅞% Senior Notes due 2011 (CUSIP No. 41754WAB7) (the “Notes”).  The Tender Offer and the Consent Solicitation are described in the Offer to Purchase and Consent Solicitation Statement dated September 17th, 2010 (the “Offer to Purchase”). The Offer will expire at 11:59 p.m., New York City time, on Friday, October 15, 2010 unless extended (the “Expiration Date”).

Holders who validly tender their Notes and provide their consents to the proposed amendments to the indenture governing the Notes prior to the consent payment deadline of 5:00 p.m., New York City time, on Thursday, September 30, 2010, unless extended (the “Consent Payment Deadline”), shall receive the total consideration equal to $1,003.50 per $1,000 principal amount of Notes, which includes a consent payment of $20.00 per $1,000 principal amount of Notes, plus any accrued and unpaid interest on the Notes up to, but not including, the payment date for Notes.  The Offer contemplates an early settlement option, so that holders whose Notes are validly tendered prior to the Consent Payment Deadline and accepted for purchase could receive payment as early as October 4, 2010.

Holders who validly tender their Notes after the Consent Payment Deadline but on or prior to the Expiration Date shall receive the tender offer consideration equal to $983.50 per $1,000 principal amount of Notes, plus any accrued and unpaid interest on the Notes up to, but not including, the payment date for Notes.  Holders of Notes tendered after the Consent Payment Deadline will not receive a consent payment.

Following receipt of the consent of the holders of at least a majority in aggregate principal amount of the outstanding Notes, Harvest Operations Corp. will execute a supplemental indenture effecting the proposed amendments.  Except in certain circumstances, Notes tendered and consents delivered may be withdrawn at any time prior to the earlier of (i) 5:00 p.m., New York City time, on Thursday, September 30, 2010 and (ii) date and time of execution of the supplemental indenture.

The Offer is subject to a number of conditions that are set forth in the Offer to Purchase, including, without limitation, (i) the receipt of the required consents to amend and supplement the indenture governing the Notes in connection with the Consent Solicitation and the execution of a supplemental indenture effecting such amendments by the applicable parties, and (ii) the receipt by Harvest Operations Corp. of net proceeds from a new debt financing on terms acceptable to Harvest Operations Corp. in an amount that is sufficient to pay the total consideration (including the consent payment) in respect of all Notes (regardless of the actual amount of Notes tendered) plus estimated fees and expenses relating to the Offer, as more fully described in the Offer to Purchase.

Harvest Operations Corp has engaged B of A Merrill Lynch and HSBC as Dealer Managers and Solicitation Agents for the Offer. Persons with questions regarding the Offer should contact B of A Merrill Lynch at (888) 292-0070 (toll free) or (980)388-9217 (collect) or HSBC at (888) 472-2456 (toll free) or (212) 525-5552 (collect).  Requests for copies of the Offer to Purchase or other tender offer materials may be directed to MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885 (toll free).

This press release does not constitute an offer to purchase the Notes or a solicitation of consents to amend the related indenture.  The Offer is made solely pursuant to the Offer to Purchase.  The tender offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 2	September 17, 2010

Corporate Profile

Harvest Operations Corp., a wholly-owned subsidiary of Korea National Oil Corporation (KNOC), is a significant operator in Canada’s energy industry offering stakeholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments.  Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business.  Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

This press release contains forward-looking statements conveying management’s expectations as to the future based on current plans, estimates and projections. Forward-looking statements involve inherent risks and uncertainties and Harvest Operations Corp. cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained in this press release include statements related to the Offer, including the Expiration Time, Consent Time and possible completion of the Offer.  Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Harvest Operations Corp .does not undertake to update any of these statements in light of new information or future events, except, with respect to the Offer, as specifically set forth in this press release.

Investor & Media Contacts:	Corporate Head Office:
John Zahary, President & CEO	Harvest Operations Corp.
Jeremy Dietz / Kari Sawatzky, Investor Relations	2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178	Calgary, Alberta T2P 0L4
Email: information@harvestenergy.ca	Website: www.harvestenergy.ca